Exhibit 77C – Submission of Matters to a Vote of Security Holders

There was a special meeting of shareholders of Sentinel High Yield Bond Fund Fund, a series of the Registrant, on September 24, 2008. The proposal voted on, and approved, at such meeting was “To approve the reorganization of the High Yield Bond Fund in accordance with the Plan of Reorganization and transactions it contemplates as described in the Proxy Statement/Prospectus”.

The vote was:

Class A Only:

For:	2,552,349 shares
Against:	255,014 shares
Abstain:	77,569 shares

Entire Fund:

For:	3,477,353 shares
Against:	272,361 shares
Abstain:	107,127 shares